

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 27, 2016

Via E-Mail
Aaron's, Inc.
Mr. Steven A. Michaels
Chief Financial Officer
400 Galleria Parkway SE, Suite 300
Atlanta GA 30339-3194

> **Re: Aaron's, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-13941**

Dear Mr. Michaels:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 1: Business and Summary of significant Accounting Policies, page 56

Lease Merchandise, page 57

1.   We have read your response to prior comment 2 from our letter dated November 21, 2016. We note that you propose to net merchandise written off against recoveries. If material, please separately disclose recoveries so an investor can assess that period's write-offs.

Mr. Michaels
Aaron's, Inc.
December 27, 2016
Page 2

Notes Receivable, page 60

2.   We note your response to prior comment 4 from our letter dated November 21, 2016. Please describe the nature of the sales commission paid to third-parties and identify these third-parties. With reference to ASC 310-20-55, please also confirm and clarify that the costs related to DAMI credit department personnel costs for underwriting account applications only include that portion of their total compensation and payroll-related fringe benefits directly related to time spent performing those activities for that loan and other costs related to those activities that would not have been incurred but for that loan.

3.   Please provide us with the journal entries you record to reflect the typical transactions recorded through the life-cycle of a DAMI loan. Insure you indicate a hypothetical loan face value and include all transactions with your third-party bank and cardholder as well as the other necessary typical entries. To the extent needed, ensure each journal entry includes a description and reference to appropriate authoritative references.

Form 8-K filed October 28, 2016

Exhibit 99.1

4.   We note your response to prior comment 7 from our letter dated November 31, 2016 and have the following additional comments:

- You indicate that this measure adjusts U.S. GAAP operating expenses to reflect actual loan charges and recovers as they occur. Please explain why reflecting actual loan charges and recoveries as they occur rather than in accordance with ASC 310-10-35 does not result in an individually tailored operating expense; and

- In light of the fact that that you believe this measure enables investors and others to assess DAMI's ability to generate capital to cover credit losses through a credit cycle, please explain why this measure is not more meaningfully identified as a liquidity measure.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Jeanne Baker, Assistant Chief Accountant, at (202) 551- 3691 or, the undersigned Accounting Branch Chief at (202) 551-3355 with any questions.

Sincerely,

/s/ John Cash, *for*

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction